EZJR, Inc.
                              A Nevada Corporation
                        2235 E. Flamingo, Suite 114
                             Las Vegas, NV  89119
               Telephone: (702) 631-4251  o  Fax:  (702) 221-1963


                              Explanatory Note
                              ----------------

We are filing this correspondence dated December 16, 2009 with CIK 1402453. This correspondence was inadvertently filed under a different registrant's EDGAR file.

===========================================================================

December 16, 2009


VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3030

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Jay Mumford, Attorney

Re:    EZJR, Inc.
       Registration Statement on Form 10
       Filed October 29, 2009
       File No.:  000-53810

Dear Mr. Mumford:

On behalf of EZJR, Inc. (the "Company"), this letter responds to your November 24, 2009 comment letter, concerning our Registration Statement on Form 10. A marked copy of our revisions to the Registration Statement is enclosed for your reference. We respectfully note the Staff's comments, and for your convenience, each of the comments has been reproduced below, followed by the Company's response to such comment.


Form 10 Facing Page
-------------------

Title of Each Class to be Registered
------------------------------------

1.   Please reconcile the par value disclosed here and in exhibit 3.1.

Response: We have reconciled the par value to match our Articles of Incorporation in Exhibit 3.1 to $0.001.

Forward-Looking Statements, page 2
----------------------------------

2. Your statement regarding reasonability appears to conflict with your statement in the same paragraph that you are expressing no opinion. You should not include disclosure in your document that you do not believe is reasonable. Please revise or advise.

Response: We agree that our statement regarding reasonability appears to conflict with our statement in the same paragraph that we are expressing no opinion. We have completely eliminated our original forward-looking statement. Our forward looking statement has been revised.

Business History, page 3
------------------------

3. Please clarify how you separated from Eaton. Provide us your analysis of whether the separation transaction required registration under the Securities Act.

Response: On November 1, 2006, the record shareholders of Eaton received one (1) unregistered common share, par value $0.001, of IVPSA Corporation common stock for every share of Eaton Laboratories common stock owned. IVPSA was a subsidiary of Eaton Laboratories incorporated on August 14, 2006. All shares issued by the Company were issued under Section 4(2) of the Securities Act of 1933. The IVPSA Corporation stock dividend was based on 10,873,750 shares of Eaton common stock that were issued and outstanding as of the record date. Eaton retained no ownership in IVPSA Corporation following the spin off. IVPSA made an effort to register the dividend spin-off, and withdrew its registration on March 20, 2008. Since the shares were not registered, the shareholders of IVPSA received restricted unregistered stock in the Company.


4.   Please disclose when the company you acquired in 2008 was incorporated.

Response: We added to the disclosure that the original EZJR, Inc., was incorporated in Nevada on December 30, 2005.


5. Please describe the consideration issued and received in the July 2008 business combination transaction.

Response: We added the disclosure that we purchased all of the outstanding stock in the original EZJR for $4,000 cash.

6. Please provide us your analysis of how the company you acquired in the July 2008 business combination complied with the Exchange Act rules regarding proxy statements and information statements in connection with that transaction.

Response: We respectfully note the Staff's comment. The original EZJR is a 12(g) registered company under the Act. Its original business plan was to find a merger candidate or business acquisition transaction to take over its
fully reporting requirements.   IVPSA merged with EZJR, this was a succession
by merger, and IVPSA acquired all of the assets of EZJR, therefore according to 12g-3(a), the securities of an issuer that are not already registered pursuant to section 12 of the Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either section 12
(b) or (g) of the Act, the class of securities so issued shall be deemed to be registered under the same paragraph of section 12 of the Act. Further, under 12g-3(f) an issuer that is deemed to have a class of securities registered pursuant to section 12 of the Act . . . shall indicate in the Form 8-K report filed with the Commission in connection with the succession, pursuant to the requirements of Form 8-K. We filed a Form 8-K with the Commission concerning the succession on July 28, 2008, amended on October 1, 2008. Rule 12g-3(g) requires that we file an annual report for each fiscal year beginning on or after the date as of which the succession occurred. The annual reports were filed on schedule.

7. Please disclose the operations of the business of the company you acquired in July 2008 and the purpose of the July 2008 acquisition.

Response: We disclosed that the business plan of the original EZJR was to find a merger candidate or business acquisition transaction to take over its fully reporting requirements. The was the purpose of the acquisition.


8. With a view toward disclosure in appropriate sections of your document, please tell us about all relationships between you, your affiliates and the company you acquired in July 2008 and its affiliates. It appears that the CEO of the company you acquired was identified as a selling shareholder in your previous registration statement under the Securities Act.

Response: The CEO of the Company we acquired owned one hundred (100) shares of IVPSA, out of 10,873,750 issued and outstanding shares. When we purchased the original EZJR, the CEO of EZJR cancelled all of his shares in EZJR. We believe he still owns his original one hundred (100) shares of the Company. We added this disclosure under "Item 7. Certain Relationships and Related Transactions, and Director Independence."

Exclusive Option Agreement, page 4
----------------------------------

9. Given that your current name and the company you acquired both include the term EZJR, your references merely to EJZR do not make clear which entity you mean. Please revise here and throughout your document for clarity.

Response: We agree with the Staff's comment. In order to avoid confusion, we revised the document and this comment letter to refer to EZJR, as either the original EZJR and IVPSA Corporation, which is now called EZJR, Inc. as ("we", "us", "our", the "Company" or the "Registrant").


10. Given your disclosure that the option was terminated, it is unclear why you believe it is appropriate to disclose it as part of your current business and to use it as a basis throughout this document for your disclosure regarding your operations. Please advise or revise your document substantially.


Response: Added disclosure has been added to "Management's Discussion and Analysis of Financial Condition and Results of Operations" which better addresses this issue. For added discussion, please see our response to Comment 18 below.


11. If you continue to develop the product that was the subject of the terminated option, please provide us your evaluation of any potential liability that you might have for violations of the intellectual property of the other parties to the terminated option.

Response: Supplementally, it is our understanding, as stated in the Option agreement, that the Cleveland Clinic would file national and international patents for this catheter. The option agreement states that we were responsible to help defray the cost of the patent applications. If we could find an engineering firm that could successfully design this catheter on an economical basis, we would not hold any patents. As disclosed in the "Management's Discussion and Analysis" section we have been working as a team for the past two years. Based on the difficulty of this project, the parties understand that we do not plan to pay for another option renewal until we can find a viable solution to this problem. At that time, we would renew our option agreement. Based on our working relationships, and the fact that the Cleveland Clinic will own the patent on this catheter, we do not foresee any violations of intellectual property.

Existing or Probable Government Regulations, page 6
---------------------------------------------------

12. Please provide a more complete explanation of the Food and Drug Administration's regulation of your intended business to describe fully the potential scope of the FDA's statutory and regulatory requirements for approval of devices. You should describe possible requirements to submit a pre-market approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device.

Response: We re-wrote the section on "Existing or Probable Government Regulations" to better address your comment.


     Include in your disclosure a description of the following regulatory issues:

     o  device classification information;
     o pre-market approval application requirements and conditions of approval;
     o  duration of the process;
     o  registration and labeling requirements;
     o  advertising and promotion;
     o  quality system regulation and manufacturing of the device;
     o post-market reporting and record-keeping requirements, including medical device reporting and reports of corrections or removals;
     o  import and export requirements; and
     o  potential sanctions for violations.

Response:  We added the additional disclosure to the regulatory issues.


     Your disclosure should not require investors to piece together information from various parts of your document, like here and in various risk factors, to have a complete understanding of the effect of government regulation on your proposed business.

Response: We believe our revised disclosure will no longer require the investors to piece together information in various parts of the document.

EZJR Funding Requirements, page 7
---------------------------------

13. Given the disclosure about lack of experience regarding your executive officer and the apparent lack of a product candidate, please tell us how you were able to estimate that $500,000 was the appropriate amount.

Response: Supplementally, we asked two medical device contract engineering firms [Interplex Medical and Hantel] to provide us with a cost proposal to develop, manufacture and complete the necessary work to bring this catheter through the FDA approval process. We were quoted approximately $500,000 for this work. It was these budget proposals that lead us to the disclosure of our estimated cost to complete this project.


Risk Factors, page 9
--------------------

14. We note your disclosure that your officer devotes his time to his family and other business activities. With a view toward disclosure here and in other sections of your document as appropriate, please identify for us each public company in which your officer has had an ownership interest in the past three years and that has had little or no revenue; also tell us whether each of those companies involved your other significant shareholder. It is unclear whether your document includes all required disclosure regarding your officer's experience and plans for the registrant.

Response: With a view toward disclosure, we have added a chart to the Registration Statement that addresses your comment, see Page 25. We have also provided supplement disclosure concerning the involvement of the two major shareholders as affiliates of other companies. See response to comment 24 below for additional disclosure.


15. If the history of your significant shareholders' involvement with public companies that do not generate substantial revenue suggests that EZJR's business is likely to change by sale to another operating company, please provide appropriate risk factors addressing relevant issues like whether investors would have an opportunity to vote on such a sale.

Response: We have added a risk factor which addresses relevant issues like whether investors would have an opportunity to vote on such a sale.

Since EZJR's Officer does not devote his full time...., page 10
---------------------------------------------------------------

16. Please disclose with specificity Mr. Jesky's other activities that might conflict with his obligations to the registrant and clarify how each might conflict with the activities of the registrant.

Response: As disclosed in the document, Mr. Jesky is 62 years old, he is semi-retired and devotes his time to his family and personal activities. He is not an officer/director of any other public company. We added to the disclosure that "If Mr. Jesky began working on other projects it could take away from the time he currently spends working on our business affairs and could create a potential conflict of interest. We do not have any employment agreements Mr. Jesky, which means he is not obligated to continue to work for the Company and can resign his position whenever he is inclined to do so.


EZJR may not be able to compete with larger medical device companies...
page 12
-----------------------------------------------------------------------

17. Please tell us the authority on which you rely for your statement that you believe that FDA approval can take from 12 to 18 months, and why your risk factor at the top of page 14 states that you believe the FDA approval process will take between 10-12 months.

Response: When this disclosure was written, the authority was based on discussions with outside contract engineering firms who design medical devices. Since this authority is anecdotal, and cannot be substantiated, the actual time references have been removed to avoid confusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
--------------------------------------------------------------------------

Overview of Current Operations, page 22
---------------------------------------

18. We note from your disclosure on page 15 that the company does not own any right, title or interest in any patent application for any medical device. We also note from your disclosure on page 8 that the option agreement with the Cleveland Clinic terminated in March, 2009. Please discuss in MD&A your option agreements, the reasons the company has not renewed the option, whether the option culminated in acquiring a license agreement and how this affects management's plan of operations to develop and produce medical devices.

Response: We added disclosure that explains why the Company has not renewed its option at this time. The explanation includes that "For the past two years, we has been working with the Cleveland Clinic, Interplex Medical LLC and Dr. Avitsian, anesthesiologist, the inventor physician. We have been working as team, and the team recognizes that the design of the catheter we are trying to develop is very difficult to replicate on an economical basis. It is a catheter within a catheter. The catheter inside the larger catheter must make a 180 degree turn without crimping its opening to serve its purpose. We signed an exclusive option agreement with the Cleveland which expired in March, 2009. The team recognizes that until we can find a solution to resolve this inner-catheter dilemma it would not be prudent to pay for another extension of the Exclusive Option Agreement, for something that may not materialize. If we could resolve this design issue, we believe it might be worth paying for another extension. All parties on the team would like to find an economic solution to this design problem."


19. In this regard, since the company has been unable to find a contract manufacturer who can handle the technical design of the proposed catheter, please expand your discussion to include the impact this has had and will have on management's plan of operations.

Response: We have added disclosure to include the impact on the Company if we are unable to find a contract manufacturer who can handle the technical design of the proposed catheter.


Results of Operations for the Year Ended June 30, 2009, page 22
---------------------------------------------------------------

20. Please quantify the amount of expenses related to the option agreement and other catheter development costs. We note the disclosure on page 8.

Response: We have quantified the amount of expenses related to the option agreement and other catheter development costs under the "Results of Operations."

Going Concern, page 23
----------------------

21. We note your disclosures on pages 7 and 11. Please disclose the specific time frame and funding needs for each phase of the development of your operating activities. This discussion should also address how long the company can satisfy its expected cash requirements and when you will have to raise additional capital. The plan of operations discussion should include specific details of plans to generate sufficient revenues, financing needs and expected sources of such financing.


Response: We have completely revised the Going Concern disclosure to address your comment to the best of our abilities.

22. We note in November, 2007, EZJR signed a purchase order with Interplex Medical LLC and agreed to pay up to $25,000 for the development of a working prototype. Please discuss the status of this project, the balance remaining to be paid and the impact this has had and will have on the company's liquidity.

Response: We have added the disclosure that "we are up-to-date in paying Interplex for their services, and we do not owe them any monies. Their bill has been paid by the officer of the Company, who will not seek reimbursement for monies spent with Interplex. He has agreed to continue to fund this project, without seeking reimbursement from the Company, to a point where we have identified engineers who can design this catheter on an economical basis. At that point, we will need to seek outside funding to produce and obtain FDA approval to market the catheter."


Properties, page 23
-------------------

23. Please disclose the nature of your facility. For example, is this office space in a residence? Do you own or rent the property?

Response: We added to the disclosure that "This rented space consists of a unit within a commercial building that is also used by unrelated businesses."

Directors and Executive Officers, page 25
-----------------------------------------

24. With a view toward disclosure in appropriate sections of your document, please tell us about (1) each of the companies with which either of your major shareholders is currently affiliated and (2) any company with which either of your major shareholders was affiliated that was subsequently involved in a change-in-control transaction. Tell us what each of your major shareholders or their affiliates received in each of the transactions. For example, please tell us the consideration paid by these parties and what they received. Also tell us which of those companies generated substantial revenue before the change-in-control transaction. You may limit your response to those companies that were obligated to file reports under the Exchange Act before the change-in-control transaction.


Response: In answer to the first part of your comment, our two major shareholders are currently affiliated with EZJR, Inc. and no other companies that obligated to file reports under the Exchange Act at this time.

Our two major shareholders founded Eaton Laboratories, Inc. in February, 2000. They personally contributed over $250,000 in this company to produce a generic pharmaceutical product. A major generic pharmaceutical company entered the market with this particular generic product in 2006. On March 30, 2007, Eaton Laboratories was acquired Hydrogen Hybrid Technologies, Inc. The two founders personally spent $6,000 to conduct the due diligence for acquisition by Hybrid Technologies, Inc. The two major shareholders received no extra shares or compensation in this dividend spin-off.

On August 14, 2006, Eaton Laboratories formed a subsidiary named IVPSA Corporation. The Company was managed by one of the major shareholders of Eaton Laboratories. This Company obtained an Option agreement from the Cleveland Clinic to develop a medical device. All of the shareholders of Eaton received a one-for-one dividend share in IVPSA based on their pro-rata ownership in the Company. The two major shareholders received no extra shares or compensation in this dividend spin-off.

On March 28, 2007, Eaton Laboratories formed a subsidiary named Basic Services, Inc. The Company was managed by the other major shareholder of Eaton Laboratories. The Company was formed to take the intellectual property acquired by Eaton Laboratories, before it was acquired by Hydrogen Hybrid. All of the shareholders of Eaton received a one-for-one dividend share in Basic Services based on their pro-rata ownership in the Company.

On October 26, 2007, Basic Services, Inc. was acquired by Adrenalina. Immediately upon listing of Basic Services, its President sought to raise monies from Gilford Securities. Gilford Securities indicated that they would not raise monies for Basic Services, but had a better opportunity for the Company. The major shareholder flew to Florida to visit the corporate headquarters of Adrenalina. After visiting and speaking with management of the corporate headquarters of Adrenalina, he determined the merger was in the best interest of the shareholders of the Company. The two major shareholders personally spent $30,000 to Gilford Securities to facilitate this acquisition. This was disclosed in Basic Services, Inc. Form 8-K dated October 26, 2007. The two major shareholders received no extra shares or compensation in this dividend spin-off.

Prior to its acquisition, on July 19, 2007, Basic Services, Inc. formed a subsidiary named Generic Marketing Services, Inc. All of the shareholders of Basic Services received a one-for-one dividend share in Generic Marketing Services based on their pro-rata ownership in Basic Services. The two major shareholders received no extra shares or compensation in this dividend spin-off. On October 7, 2008, Generic Marketing Services changed its corporate name to Total Nutraceutical Solutions. This Company has maintained its original management and same business plan since inception.

Upon the change of control of Eaton Laboratories, Basic Services, Inc., and Generic Marketing Services, the two major shareholders ceased to be affiliates of these companies.

None of these companies generated substantial revenue before the change-in-control transaction. In all of the above transactions, the two major shareholders did not receive any cash payments or additional shares of stock to facilitate the transaction(s). They received no additional consideration. They received their pro-rata dividend on the same basis as all of the other shareholders. In two of the transactions above, the two major shareholders paid an accumulated $36,000 in fees, in which they did not seek reimbursement. The above transactions benefited all of the shareholders in the above listed companies.


25. Please reconcile your disclosure regarding a one-year term with Article III paragraph 1 of exhibit 3.2 filed with this registration statement.

Response: We have reconciled the disclosure regarding term of office for our director.


Certain Relationships and Related Transactions, page 27
-------------------------------------------------------

26. Please clarify how Seale and Beers is a related party such that disclosure is appropriate in this section of your document.

Response: Seale and Beers is not a related party and there is no reason to include them in this section of the Registration Statement. This reference has been removed.

27. Please tell us why this section does not describe the related-party transactions mentioned on page F-10.

Response: We agree with the Staff's comment. The related-party disclosure in the financial statements should have been included in this section. This was an innocent oversight on our part, and the financial footnote disclosure is now included in this section.

Item 9(a) Market Information, page 28
-------------------------------------

28. Please clarify your relationship to "Your Event, Inc." and why you believe it is appropriate to refer to that company's securities trading in your filing.

Response: We have no relationship with Your Event. This reference has been removed from the filing, stating the Company is EZJR.

29. Refer to the Form 10-Q that you filed on November 17, 2009. Please tell us why you represent to the public as you do on the facing page of that Form 10-Q that, for the past 90 days, you have been subject to the filing requirements of Section 13 or 15(d) of the Exchange Act. Include in your response a complete analysis of all authority on which you rely.

Response: The original EZJR and IVPSA merged on July 25, 2008, we became one entity that took over the reporting requirements of the original EZJR. Since the original EZJR no longer existed, it was IVPSA's responsibility to take over the fully reporting requirements of EZJR. Therefore, we have been subject to filing requirements since July 25, 2008. Further, from an accounting point of view, our financials reflect us as one entity, as evidenced by the accounting comment Number 35 below. (See responses to comments 30-32 below for a more detailed explanation.)

30. Refer to the Form 10-Q filed on November 17, 2009 by the entity that, according to page 3 of your Form 10, you acquired in 2008. Please tell us why you appear to represent to the public by such filings that the entity continues to have operations and outstanding shares. Your response should provide complete analysis of all authority on which you rely.

Response: The original EZJR is a 12(g) registered company under the Act. IVPSA merged with EZJR, this was a succession by merger, and IVPSA acquired all of the assets of EZJR, therefore according to 12g-3(a), the securities of an issuer that are not already registered pursuant to section 12 of the Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either section 12 (b) or (g) of the Act, the class of securities so issued shall be deemed to be registered under the same paragraph of section 12 of the Act. Further, under 12g-3(f) an issuer that is deemed to have a class of securities registered pursuant to section 12 of the Act . . . shall indicate in the Form 8-K report filed with the Commission in connection with the succession, pursuant to the requirements of Form 8-K. We filed a Form 8-K with the Commission concerning the succession on July 28, 2008, amended on October 1, 2008. Rule 12g-3(g) requires that we file an annual report for each fiscal year beginning on or after the date as of which the succession occurred. The annual reports have been filed in a timely manner.


31. If your responses to the comments above assert that you are relying on Rule 12g-3, please ensure that your response addresses clearly how you satisfy each element of that rule, including the requirements in that rule that the transaction involve the issuance of securities of an issuer that are not registered pursuant to section 12 of the Exchange Act

Response: We respectfully note the Staff's comment. When the original EZJR and IVPSA merged, under Nevada law, the two companies became one entity.
When IVPSA and EZJR filed Articles of Merger with the Nevada Secretary of State, the two companies became the same business entity. IVPSA was the surviving entity and the registration of EZJR remained. As a single entity, with IVPSA surviving, and the original EZJR no longer in existence, IVPSA was required to maintain the fully reporting requirements of the original EZJR.


32. Refer to your statement that you have been "cleared for trading" on the OTC Bulletin Board. Please demonstrate to us that you are eligible to have the price of your securities quoted on the OTC Bulletin Board, particularly given that this registration statement is not effective and all of our comments on your filings have not been resolved. Also tell us what you or your agents have told OTC Bulletin Board officials regarding your Exchange Act reporting status, outstanding comments, and the reason for and status of your current registration statement on Form
     10. Include in your response the name and contact information for the OTC Bulletin Board officials with whom you or your agents have communicated regarding these matters.

Response: On July 25, 2008, EZJR, Inc., a fully reporting Company, without outstanding SEC comments and IVPSA Corporation, entered into to an Acquisition Agreement and Plan of Merger, whereby IVPSA Corporation purchased EZJR, Inc. Pursuant to Nevada Statutes, the Company filed Articles of Merger with the Nevada Secretary of State, whereby EZJR collapsed into IVPSA Corporation. (See Exhibit 3.3 filed with the Form 10-K for fiscal year ended June 30, 2008.) In the Articles of Merger, IVPSA Corporation became the successor company.

IVPSA purchased 100% of EZJR. The Articles of Merger made both companies the same entity. THEREFORE, THE COMPANY WAS REQUIRED TO TAKE OVER THE REPORTING REQUIREMENTS OF THE ORIGINAL EZJR. In fact, the business plan of the original EZJR was to find a merger candidate or business acquisition transaction to take over its fully reporting requirements.

Since EZJR and IVPSA became one entity, the Company became fully reporting, it had a registration statement that was effective without any outstanding SEC comments. In order to maintain our status as a fully reporting company, we have been reporting our financial information, in a timely manner through SEC file number 0-51861. When we were asked by the Staff of the Office of Corporate Finance to file a separate Form 10, prior to the filing of the Form 10, we discussed with the Staff our plans to maintain our fully reporting requirements through SEC file number 0-51861. This was further shared with the Staff in our October 29, 2009 correspondence filed on EDGAR. We plan to terminate the original EZJR filing requirements once our Form 10 becomes effective without deficiencies.

Therefore, to address your comment, we believe we have maintained our reporting requirements, based on the fact that the original EZJR and IVPSA are one entity, that reports its filings through SEC file number 0-51861.


Item 14. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure
-------------------------------------------------------------------------

33. We note that you previously used Moore & Associates, Chartered as your auditors. Please either provide the information required by Item 14 of Form 10 or tell us why the disclosure is not required.

Response: We have revised the Registration Statement to provide the information required by Item 14.


Financial Statements, page F-1
------------------------------

34. Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Response: We have updated our Form 10 to reflect the financial statements as required by Rule 8-08 of Regulation S-X.


35. On page 3, you discuss the merger between EZJR, Inc. and IVPSA Corporation. Please provide disclosure in the financial statements consistent with section 805-10-50 of the FASB Accounting Standards Codification (or FASB ASC) (formerly paragraphs 67 -73 of SFAS 141R). Please also tell us how you analyzed the accounting literature in determining the appropriate accounting.

Response: The acquisition of EZJR, Inc. by IVPSA did not have any impact on the Company's financial position, results of operations or cash flows. EZJR, Inc. did not have any assets, liabilities at the time of acquisition, as documented in its historical financial statements. We added this disclosure under Financial Footnote 1, entitled "General Organization and Business."


36. We note that you previously filed audited financial statements as of June 30, 2008 and for the year then ended and the period from inception to June 30, 2008 in a Form 10-K for the fiscal year ended June 30, 2008, CIK #1350071. Please reconcile the financial statements shown in your Form 10 to those financial statements, including your June 30, 2008 balance sheet, and your statements of operations and cash flows for the year ended June 30, 2008, and the activity shown in your statements of stockholders' deficit for the period from inception through June 30, 2008.

Response: It was our former auditor who prepared the previously filed audited financial statement. As stated in our filings, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of our former auditor because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. When we hired our new auditor, they audited all of our financial statements since our inception. The SEC made it clear to us in their correspondence dated August 28, 2009 that we cannot use the former auditor's audit reports in any of our filings dated after August 27, 2009. Therefore, based on this special situation, it would not make sense to reconcile the financial statements form our former auditor.


Report of Independent Registered Public Accounts Firm, page F-1
---------------------------------------------------------------

37. We note the auditor's report is signed using a variation of the name of the firm as it is registered with the Public Company Accounting Oversight Board. Please have your auditors sign their audit report utilizing the same name as is registered with the PCAOB.

Response: We have informed our auditor to sign their audit report utilizing the same name as they are registered with the PCAOB.

Balance Sheet, page F-2
-----------------------

38.  Please tell us the nature of your funds in escrow account.

Response: During the fiscal year ending June 30, 2008, as stated in the Company's financial statements, our sole officer contributed funds to keep Company operational. These funds were placed in the Company's corporate counsel's client trust account, so that we would have an accurate accounting of corporate expenses paid

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Statements of operations, page F-3
----------------------------------

39. Please tell us and disclose in summary form the terms of your option agreement and how you accounted for that agreement.

Response: We added disclosure in summary form as to the terms of the option agreement as Footnote 6.


Statements of Shareholder's Equity, page F-4
--------------------------------------------

40. Please tell us and disclose the nature of the transactions and consideration received and the source of the capital contributions in each period. If the contributions were not cash, please disclose how you valued those contributions.

Response: We added additional disclosure that the source of the capital contributions was cash. The funds were used to pay audit fees, the option agreement with the Cleveland Clinic and engineering fees.


Note 2. Summary of Significant Accounting Practices, page F-7
-------------------------------------------------------------

41. Please tell us and disclose how you account for research and development.

Response: As disclosed in the Form 10, we contracted the services of Interplex Medical LLC to help us solve an engineering problem in designing a specialty catheter. The research and development costs we incurred were charged as expenses as the future economic benefits are uncertain.


Revenue Recognition, page F-8
-----------------------------

42. We note that the company has never had any revenues nor does the company have any revenue arrangements with customers. Since your accounting policy should be based on the specific facts and circumstances of your revenue arrangements, please tell us why you include a revenue recognition policy and how you determined this policy.

Response: We have expanded our disclosure with regards to our revenue recognition policy. Although we have not generated any revenues, we believed we needed a revenue recognition policy in place.

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Note 6. Provision for Income Taxes, page F-10
---------------------------------------------

43. Please provide all of the disclosures required by section 740-10-50 of the FASB Accounting Standards Codification (or FASB ASC).

Response:  We believe we have now provided all of the required disclosures.

Note 8. Recent Accounting Pronouncements, page F-11
---------------------------------------------------

44. We note that at June 30, 2009 certain pronouncements have already been adopted by the company. Please update your disclosures regarding the impact of the adoption.

Response: We have updated our disclosures regarding the impact of the adoption of the pronouncements.

Exhibit 3.2
-----------

45. Please file your complete bylaws. For example, it appears that words are missing from the first sentence of Article II paragraph 7 of this exhibit.

Response:  We have provided the missing words in the first sentence of
Article II, paragraph 7 and filed complete bylaws with the amended Registration Statement.

Exhibit 23.1
------------

46. Please include a currently dated consent from your independent accountant prior to requesting effectiveness.

Response: We have included a currently dated consent letter with this Amended Form 10/A.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We hope our response satisfactorily addresses your comments.

Respectfully submitted,

EZJR, Inc.

By:  /s/  T J Jesky
---------------------------------
          T J Jesky
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel


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